

October 17, 2014

Via E-mail

Andrew Kahn, Esq.
Davis Cowell & Bowe LLP
595 Market Street, Suite 1400
San Francisco, CA 94105

> **Re:**   **Ashford Hospitality Trust, Inc.**
>   **Definitive Additional Soliciting Materials filed October 10 and 17, 2014**
>   **Filed by UNITE HERE**
>   **File No. 001-31775**

Dear Mr. Kahn:

    We have reviewed your filings and have the following comment.

Definitive Additional Soliciting Materials

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide us the support for the following:

    •   You statement, referring to a low valuation of Ashford Inc., that it is an "incentive [that] casts doubt on the notion that a low valuation is intended solely to protect the REIT's tax status." (October 10, 2014)

    •   Your statement that Ashford Inc. "may be uninvestable for REIT-specific index funds." (October 17, 2014)

2.   Provide us supplemental support for your references to the valuations conducted by Whitesand and by MLV&Co. (October 17, 2014)

    You may contact me at (202) 551-3619 with any questions.

                        Sincerely,

                        /s/ Daniel F. Duchovny
                        Daniel F. Duchovny
                        Special Counsel
                        Office of Mergers and Acquisitions